

May 9, 2018

<u>Via E-Mail</u>
William Hill
Senior Corporate Counsel
6701 Koll Center Parkway Suite 120
Pleasanton, CA 94566

> **Re: Natus Medical Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 4, 2018**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2018**
> **File No. 000-33001**

Dear Mr. Hill:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. All comments and page number references refer to the Revised Preliminary Proxy Statement on Schedule 14A.

<u>General</u>

1. The Voce bylaw proposal is described as a proposal to "repeal certain provisions or amendments to the amended and restated by-laws of the company adopted without stockholder approval after March 22, 2018 and up to and including the date of the Annual Meeting." We understand that the proposal submitted by Voce is to repeal provisions or amendments adopted without stockholder approval after March 22, 2012. Please revise throughout the proxy statement to accurately describe the Voce bylaw proposal or explain the discrepancy.

2. Disclosure on page 8 indicates that Voce also provided notice of a director removal proposal and a director replacement proposal. Please disclose why these proposals are

not included in the company's proxy materials and explain what is required for Voce to properly introduce these proposals at the meeting.

Notice of 2018 Annual Meeting of Stockholders

3. Disclosure states that "[i]f your shares are held in street name by a broker, trustee or other nominee and you do not instruct this nominee how to vote your shares, your shares will not be voted on any matter other than approval of the appointment of our independent accountants." It appears that due to the contested nature of the director election, brokers will only be able to vote on any proposal at the annual meeting if the beneficial owner has instructed it how to vote. Accordingly, please delete the language suggesting that brokers may vote on the approval of the appointment of your independent accountants, or advise.

Questions and Answers About the Proxy Materials and the Annual Meeting

Who will bear the cost of soliciting votes for the Annual Meeting?, page 5

4. Please state the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. Refer to Item 4(b)(4) of Schedule 14A. Please also tell us your basis for excluding costs related to any litigation in connection with the Annual Meeting. Refer to Instruction 1 to Item 4(b) of Schedule 14A.

Background of the Solicitation, page 7

5. You state that from time to time, representatives of the Company met with representatives of Voce, at investor conferences and at the 2015 annual meeting of stockholders. Please expand your disclosure to discuss any material meetings or conversations you had with Voce that led to the contested election.

Proposal No. 1 Election of Directors, page 10

6. Please provide the information required by Item 407(c)(2)(vii) of Regulation S-K with respect to Mr. Weiss.

Appendix A

Supplemental Information Regarding Participants, page 37

7. Please provide the information required by Item 5(b)(1)(viii) and Item 5(b)(1)(xii) of Schedule 14A.

Form of Proxy Card

8. Please revise to provide a means for security holders to withhold authority to vote for each nominee in lieu of the option to abstain. See Rule 14a-4(b)(2). Please similarly revise disclosure in the proxy statement regarding the voting options for the election of directors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Dan Winnike, Esq.
Fenwick & West LLP